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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.      )*
                                              ------

                             PAINCARE HOLDINGS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   69562E 10 4
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 AUGUST 6, 2003
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69562E 10 4              13D                        Page 2 of 7 Pages
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
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
1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
       (entities only)

       JOHN VICK
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2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3      SEC Use Only

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4      Source of Funds (See Instructions)

       OO
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5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]

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6      Citizenship or Place of Organization

       UNITED STATES
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                             7      Sole Voting Power
         Number of
                                    1,225,000
          Shares             ---------------------------------------------------
                             8      Shared Voting Power
       Beneficially
                                    -0-
         Owned by            ---------------------------------------------------
                             9      Sole Dispositive Power
           Each
                                    1,025,000
         Reporting           ---------------------------------------------------
                             10     Shared Dispositive Power
        Person With
                                    200,000
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11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,225,000
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12     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)
                                                                             [ ]
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13     Percent of Class Represented by Amount in Row (9)

       5.7
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14     Type of Reporting Person (See Instructions)

       IN
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

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CUSIP No. 69562E 10 4              13D                        Page 3 of 7 Pages
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ITEM 1. SECURITY AND ISSUER.

Common Stock, $.0001 par value per share

PainCare Holdings, Inc.
37 North Orange Avenue
Suite 500
Orlando, Florida  32801

ITEM 2. IDENTITY AND BACKGROUND.

(a)     John Vick

(b)     916 Talon Drive
        O'Fallon, Illinois  62269

(c)     Consultant and licensed chiropractor.
        Former owner of Industrial & Sport Rehabilitation, Ltd., d/b/a Associated Physicians.Group

(d)     not applicable

(e)     not applicable

(f)     United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in response to Item 6 below, the acquisition reported herein arises as a result of an acquisition transaction (the "Merger") pursuant to which PainCare Holdings, Inc. ("PainCare") acquired ownership of Industrial & Sports Rehabilitation, Inc. (d/b/a Associated Physicians Group) ("ISR") an Illinois medical treatment practice formerly owned by the Reporting Person. In accordance with the terms of the acquisition transaction, ISR was merged with and into a subsidiary of PainCare and pursuant to that merger the outstanding capital stock of ISR held by the Reporting Person was converted into a combination of cash, shares of PainCare common stock, and the contingent right to receive additional cash and shares of PainCare common stock based upon the future performance of the ISR operations. The acquisition transaction was structured under Section 368(a) of the Internal Revenue Code as a partially tax free or tax deferred reorganization.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Merger may itself be deemed to have involved a material corporate transaction for PainCare, to

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CUSIP No. 69562E 10 4              13D                        Page 4 of 7 Pages
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have resulted in a material change in the capitalization of PainCare, to have involved an "extraordinary corporate transaction" and/or to have resulted in PainCare's acquisition of a material amount of assets. PainCare itself filed a Current Report on Form 8-K dated April 28, 2003 announcing the agreement for the Merger and will file a Current Report on Form 8-K providing financial and other supplemental information relating to consummation of the Merger.

Except with respect to the contingent payments from PainCare pursuant to the Merger and the Reporting Person's security interest in certain PainCare assets as collateral therefor, the Reporting Person has no present plans or proposals to acquire additional shares of PainCare common stock or to take any of the following specified actions or action similar thereto:

       (i) causing an extraordinary corporate transaction or the acquisition or disposition of material assets of PainCare;

       (ii) changes in the composition of the board of directors or management of PainCare;

       (iii) material changes in the capitalization, capital structure, charter or by-laws of PainCare, including, without limitation, changes in its dividend policy or actions intended to impede the acquisition of control of PainCare by any person;

       (iv) material changes in PainCare's business or corporate structure; or

       (v) actions which would result in any removal of quotations for PainCare's common stock from any quotation system (other than in connection with inclusion of such common stock in a national market system or as a listed security on a registered national exchange) or which would result in a termination of the obligation of PainCare to file annual. quarterly or current reports under applicable provisions of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On August 6, 2003, the closing date of the Merger described in Item 6 below, the Reporting Person received an aggregate of 1,275,000 shares of the common stock of PainCare representing a portion of the merger consideration due the Reporting Person as the former sole owner of ISR. (An additional 100,000 shares, representing a portion of the merger consideration, was issued as portion of a business brokerage fee due a third party.)

Immediately following the closing the Reporting Person contributed an aggregate of 50,000 shares of the common stock of PainCare to PainCare in order to fund incentive shares being awarded to certain key employees of ISR. The Reporting Person has no voting or dispositive interest over the shares so transferred and disclaims any beneficial interest therein although in the event of a failure of any such shares to vest under the terms of the incentive share awards to such employees any forfeited shares will be returned to the Reporting Person.

As a result, as of the date of this Schedule 13D, the Reporting Person is the owner of 1,225,000

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CUSIP No. 69562E 10 4              13D                        Page 5 of 7 Pages
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shares of the common stock, representing 5.7% of the shares PainCare Common
Stock outstanding (based on the number of such shares outstanding at June 13, 2003, as reported in PainCare's registration statement on Form 8-A filed under the Securities Exchange Act of 1934, plus the total number of shares of such stock issued in the acquisition transaction).

The Reporting Person has the sole right to vote and the sole right to dispose of 1,025,000 shares of PainCare's common stock reported as beneficially owned. 200,000 of such shares are held indirectly, having been deposited with an escrow agent to provide for possible delivery of such shares on or after August 6, 2005, under the terms of a convertible note issued by the Reporting Person to a relative in a transaction unrelated to the Merger. As to such shares, the Reporting Person has the sole right to vote the shares prior to the date, if any, upon which the conversion right is exercised and may be deemed to have shared right to dispose of such shares since any disposition prior to the time of conversion would require the mutual consent of the Reporting Person and the holder of the convertible note.

In addition to the shares of PainCare common stock owned as of the date hereof, the Reporting Person also has the right to receive up to 1,375,000 additional shares of such common stock based on the contingent earn-out provisions referenced in item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The shares received by the Reporting Person were issued pursuant to a transaction governed by a Merger Agreement and Plan of Reorganization dated as of April 25, 2003, (the "Merger Agreement") by and among PainCare, a subsidiary of PainCare form to facilitate the transaction, ISR and the Reporting Person, together with the related agreements associated with the Merger Agreement. The transaction was consummated on August 6, 2003 effective as of August 1, 2003.

The shares of PainCare common stock issued pursuant to the Merger were issued by PainCare without registration under the Securities Act of 1933 in reliance upon the availability of exemption from the registration requirement by virtue of
Section 4(2) and 4(6) of such Act for transactions not involving a public offering. The Reporting Person has agreed with PainCare not to sell, transfer, or assign such shares without registration under the Act unless an exemption is available for such transaction and he has supplied an opinion of counsel satisfactory in form and substance to PainCare in respect of such exemption. The availability of the exemption permitting resale of such shares pursuant to Rule 144 under the Act depends on the passage of a holding period and other applicable requirements under that rule. Under the Merger Agreement, PainCare has granted to the Reporting Person so-called "piggyback" registration rights with respect to the shares issued in the transaction.

Pursuant to the terms of the Merger Agreement, the Reporting Person, as the sole shareholder of ISR prior to the closing date, is entitled to receive contingent payments in cash and additional shares of PainCare Common Stock based upon whether the adjusted annual earnings of the PainCare subsidiary which has succeeded to the business of ISR equal or exceed $1,100,000 (the "target earnings") for periods following the closing date. The adjustments to earnings under this provision

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CUSIP No. 69562E 10 4              13D                        Page 6 of 7 Pages
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reflect the subsidiary's earnings before income taxes, depreciation, amortization of good will, and certain other items (the "Adjusted EBITDA"). As to each of the first three annual periods following the Merger in which the targeted earnings are achieved, the Reporting Person is entitled to receive an Installment Payment consisting of $458,333 in cash and up to $458,333 in the form of additional shares of PainCare stock, with the PainCare stock valued at fair market value, as defined, as of the close of the respective periods to which the Installment Periods relate; provided that the aggregate number of shares received in respect of the Installment Payments may not exceed 1,375,000.

o If, as to any of such annual periods, the targeted earnings are not achieved, then for such period the Reporting Person will be entitled to receive a percentage of the Installment Payment equal to 90% of the percentage of the targeted earnings achieved. (E.g., if in such a year 90% of the targeted earnings were achieved, the Reporting Person would be entitled to receive 81% of the intended Installment Payment for that period.)

o If such a discounted earn-out payment is made and if in the subsequent annual period the targeted earnings are exceeded, then for such subsequent period the Reporting Person will be entitled to receive, in addition to any regular Installment Payment then due, a premium payment equal to 75% of the percentage by which the targeted earnings have been exceeded (but not in excess of the prior year's discount). (E.g., if in such subsequent year the Adjusted EBITDA was 130% of target earnings, the Reporting Person would be entitled to receive a premium payment in an amount equal to the lesser of the prior annual period discount or 22.5% of a regular Installment Payment).

o In the event that the full amount of the potential earn-outs are not received by the end of the first three annual periods, an adjusted formula applies to the fourth annual period but only for determining whether any premium payment is due to offset the amount of any discount applicable to the third annual period.

A portion of the consideration due pursuant to the earn-outs, not to exceed $100,000 in cash and $100,000 in value of additional shares of PainCare common stock may be delivered directly by PainCare to a third party in satisfaction of a contingent portion of a business brokerage fee due under a contract among ISR, the Reporting Person and that third party. One third of such respective amounts will be charged against each of the three Installment Payments.

As collateral for the Installment Payments due under the Merger Agreement, PainCare has pledged the stock of its subsidiary to the Reporting Person and has granted to the Reporting Person a collateral interest in the assets of that subsidiary.

Under an Independent Contractor Agreement with PainCare's subsidiary, the Reporting Person will provide management and advisory services to PainCare's subsidiary in the capacity as the designated manager of the practice and may be entitled to receive incentive compensation based on the subsidiary's Adjusted EBITDA. Amounts, if any, paid to the Reporting Person under this agreement are payable in cash and may reduce the Adjusted EBITDA used to determine the earn-out payments discussed above. The Reporting Person may be engaged separately by PainCare or its other subsidiaries for consulting or advisory services. The Reporting Person does not serve as an

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CUSIP No. 69562E 10 4              13D                        Page 7 of 7 Pages
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employee, officer or director of either PainCare or its subsidiary.

As referenced in Item 5 above, pursuant to an unrelated transaction the Reporting Person has issued a convertible note in the principal amount of $200,000 which may, at the option of the holder, be converted on and after August 6, 2005, into an aggregate of 200,000 shares of the common stock of PainCare. The holder of such convertible note is a member of the Reporting Person's immediate family.

In his capacity as a consultant to PainCare, the Reporting Person has been granted an option, vesting as to one-third on each anniversary of the grant date, expiring on July 31, 2008, to acquire an aggregate of 300,000 shares of the common stock of PainCare at a price of $2.50 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None of the agreements referenced in Item 6 are of a character required to be filed as exhibits to this Schedule 13D. PainCare itself has filed the Merger Agreement as an exhibit to its Current Report on Form 8-K dated April 28, 2003 and will file related documents as exhibits to its Current Report on Form 8-K reporting the closing of the acquisition transaction.

                                   SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JOHN VICK

                                                        /s/ John Vick
                                                -------------------------------

                                                August 6, 2003

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